UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. )*

ALVOTECH

(Name of Issuer)

Ordinary Shares, with a nominal value of $0.01 per share

(Title of Class of Securities)

L01800 108

(CUSIP Number)

Carmen André

c/o Celtic Holdings S.C.A.

20, Avenue Monterey

L-2163 Luxembourg

Grand-Duchy of Luxembourg

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Lucy Bullock

Jessica Chen

White & Case LLP

5 Old Broad Street

London EC2N 1DW

June 15, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Celtic Holdings S.C.A.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) SC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 86,440,619
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 86,440,619
11	Aggregate Amount Beneficially Owned by Each Reporting Person 86,440,619
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 35.5%
14	Type of Reporting Person CO

1	Names of Reporting Persons Alvogen Lux Holdings S.à r.l.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) SC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 86,440,619
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 86,440,619
11	Aggregate Amount Beneficially Owned by Each Reporting Person 86,440,619
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 35.5%
14	Type of Reporting Person CO

Item 1. Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the ordinary shares (“Ordinary Shares”) of Alvotech, a public limited company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 9, Rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg Register of Commerce and Companies (R.C.S. Luxembourg) under number B258884 (the “Issuer”).

Item 2. Identity and Background.

The Schedule 13D is being filed by the following persons (each, a “Reporting Person” and together, the “Reporting Persons”):

●	Alvogen Lux Holdings S.à r.l. (“Alvogen”), a private limited liability company (société à responsabilité limitée) domiciled in Luxembourg, with an address of 5, rue Heienhaff, L-1736 Senningerberg, Luxembourg, Grand-Duchy of Luxembourg. Alvogen is a holding company of the Alvogen group, a global pharmaceutical company focused on developing, manufacturing and selling generic, brand, over-the-counter and biosimilar products.

●	Celtic Holdings S.C.A. (“Celtic Holdings”), a partnership limited by shares (société en commandite par actions) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 20, avenue Monterey, L-2163 Luxembourg, Grand-Duchy of Luxembourg and registered with the Luxembourg Register of Commerce and Companies (R.C.S. Luxembourg) under number B 197804. Celtic Holdings is a holding company of the Alvogen group, a global pharmaceutical company focused on developing, manufacturing and selling generic, brand, over-the-counter and biosimilar products.

Through intermediary holding entities, Alvogen is a wholly-owned subsidiary of Celtic Holdings. Investment and voting decisions at Celtic Holdings are made by a majority vote of its board of directors, subject to certain shareholders having consent rights over material actions and decisions of Celtic Holdings. Therefore, no individual director of Celtic Holdings is the beneficial owner of the securities, except with respect to the shares in which such director holds a pecuniary interest.

Information regarding each director of the Reporting Persons (collectively, the “Covered Persons”) is set forth in the attached Annex A and is incorporated herein by reference. There are no executive officers of the Reporting Persons.

During the last five years, the Reporting Persons and, to the knowledge of the Reporting Persons, the Covered Persons, have not (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On December 7, 2021, the Issuer entered into a business combination agreement (as amended on April 18, 2022 and June 7, 2022, the “Business Combination Agreement”) by and among Oaktree Acquisition Corp. II, a Cayman Islands exempted company (“OACB”), Alvotech Holdings S.A., a public limited liability company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg Trade and Company Register (Registre de Commerce et des Sociétés, Luxembourg) under number B229193 (“Alvotech”) and the Issuer.

The Business Combination Agreement provided for, among other things, (a) the merger of OACB with and into the Issuer, with the Issuer as the surviving company in the merger (the “First Merger”), (b) immediately after the effectiveness of the First Merger, the redemption and cancellation by the Issuer of shares held by the initial sole shareholder of the Issuer pursuant to a share capital reduction of the Issuer (the “Redemption”), (c) immediately after the effectiveness of the First Merger and the Redemption, the change of legal form of the Issuer from a simplified joint stock company (société par actions simplifiée) to a public limited liability company (société anonyme) under Luxembourg law (the “Conversion”); and (d) immediately following the effectiveness of the Conversion and a simultaneous private placement of the Issuer’s Ordinary Shares (the “PIPE Financing”), the merger of Alvotech with and into the Issuer, with the Issuer as the surviving company in the merger (the “Second Merger”, and together with the First Merger, the “Mergers”). The Mergers and related transactions, including the PIPE Financing, are referred to collectively as the “Business Combination”.

On June 15, 2022, the parties to the Business Combination Agreement consummated the Business Combination (the “Closing”).

As a result of the completion of the Second Merger, all outstanding ordinary shares of Alvotech were exchanged for an aggregate of 218,930,000 of the Issuer’s Ordinary Shares at a deemed price of $10.00 per share. Alvogen held 5,323,048 ordinary shares of Alvotech, on a fully-diluted basis, immediately prior to the Second Merger. The Alvotech ordinary shares held by Alvogen were converted into an aggregate of 86,440,619 Ordinary Shares of the Issuer, of which 15,133,919 Ordinary Shares of the Issuer (the “Earn Out Shares”) are subject to vesting over the five year period following the Closing. Alvogen, as the holder of the Earn Out Shares, is entitled to the voting and dividend rights with respect to the Earn Out Shares as generally granted to holders of Ordinary Shares. Pursuant to the Business Combination Agreement, half of the Earn Out Shares will vest if the closing price per share of the Ordinary Shares on Nasdaq equals or exceeds a volume-weighted average price of $15.00 per share for any 10 trading days in a 20 trading day period and half of the Earn Out Shares will vest if the closing price per share of the Ordinary Shares on Nasdaq equals or exceeds a volume-weighted average price of $20.00 per share for any 10 trading days in a 20 trading day period. All 86,440,619 of the Ordinary Shares issued to Alvogen (including the Earn Out Shares) are subject to lock-up for a period of 180 days following the Closing and may not be transferred except to certain permitted transferees pursuant to the terms of an Investor Rights and Lock-up Agreement entered into by and among Alvogen, the Issuer, and certain other shareholders of the Issuer, dated June 15, 2022 (the “IRA”).

Item 4. Purpose of Transaction.

The Reporting Persons acquired beneficial ownership of the securities described in this Schedule 13D in connection with the closing of the Business Combination and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Investment and voting decisions at Celtic Holdings are made by a majority vote of its board of directors. Three of out of six members of the board of directors of Celtic Holdings are directors and/or executive officers of the Issuer. As such, they may be involved in making material business decisions regarding the Issuer’s policies and practices and may be involved in the consideration of various proposals considered by the Issuer’s board of directors.

Subject to the transfer restrictions described in Item 3 above, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5. Interest in Securities of the Issuer.

The information contained on the cover pages of this Schedule 13D is incorporated herein by reference. Calculations of the percentage ownership of the Ordinary Shares is based on a total of 243,649,505 Ordinary Shares outstanding, as reported in the issuer’s 20FR12B filed on June 22, 2022.

Except in connection with the Business Combination, during the past 60 days none of the Reporting Persons or the Covered Persons has effected any transactions in the Issuer’s Ordinary Shares.

To the best knowledge of the Reporting Persons, no one other than the Reporting Persons and their respective members, shareholders and affiliates has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares reported herein as beneficially owned by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Business Combination Agreement

Information about the Business Combination Agreement included in Item 3 of this Schedule 13D is incorporated herein by reference.

Investor Rights and Lock-Up Agreement

On June 15, 2022, the Issuer entered into the IRA with Alvogen and certain other shareholders of the Issuer. Pursuant to the IRA, the Ordinary Shares held by Alvogen may not be transferred until 180 days after Closing. The transfer restrictions do not apply to shares acquired in the PIPE Financing.

The IRA also provides that the Issuer will file a registration statement to register the resale of the Ordinary Shares held by the parties to the IRA within 30 days after the Closing and provides the parties with certain “demand” and “piggy-back” registration rights, subject to customary requirements and conditions.

The foregoing description of the Business Combination Agreement and the IRA do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, each of which is attached as an exhibit to the Schedule 13D and is incorporated herein by reference.

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits

Exhibit Number	Description

1	Business Combination Agreement, dated as of December 7, 2021, by and among OACB, Alvotech and the Issuer (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Oaktree Acquisition Corp. II on December 7, 2021).
2

First Amendment to the Business Combination Agreement, dated as of April 18, 2022, by and between OACB and the Issuer (incorporated by reference to Exhibit 2.2 to the fifth amendment to the registration statement on Form F-4 filed by the Issuer on May 2, 2022).

3	Second Amendment to Business Combination Agreement, dated as of June 7, 2022, by and among OACB, Alvotech and the Issuer (incorporated by reference to Exhibit 2.1 to the Current Report filed on Form 8-K filed by Oaktree Acquisition Corp. II on June 7, 2022).
4	Investor Rights and Lock-up Agreement, dated as of June 15, 2022, by and among the Issuer and certain shareholders of the Issuer.
5	Joint Filing Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 27, 2022

ALVOGEN LUX HOLDINGS SARL

By:	/s/ Tomas Ekman
Name:	Tomas Ekman
Title:	Class A Director

ALVOGEN LUX HOLDINGS SARL

By:	/s/ Jung Ryun Park
Name:	Jung Ryun Park
Title:	Class B Director

ALVOGEN LUX HOLDINGS SARL

By:	/s/ Róbert Wessman
Name:	Róbert Wessman
Title:	Class C Director

CELTIC HOLDINGS S.C.A.

By:	/s/ Carmen André
Name:	Carmen André
Title:	Class A Director

CELTIC HOLDINGS S.C.A.

By:	/s/ Jung Ryun Park
Name:	Jung Ryun Park
Title:	Class B Director

CELTIC HOLDINGS S.C.A.

By:	/s/ Róbert Wessman
Name:	Róbert Wessman
Title:	Class C Director

Annex A

Directors of Celtic Holdings S.C.A.

The name and present principal occupation or employment of each director of Celtic Holdings S.C.A. are set forth below. The business address for each person listed below is c/o Celtic Holdings S.C.A., 20, avenue Monterey, L-2163 Luxembourg, Grand-Duchy of Luxembourg. The citizenship of each such person is listed below.

DIRECTORS:

Name	Present Principal Occupation or Employment	Citizenship
Carmen André	Senior Manager, Corporate Administration, CVC Capital Partners	Belgian
Christoffer Sjøqvist	Senior Managing Director, CVC Capital Partners	Danish
Tomas Ekman	Partner, CVC Capital Partners	Swedish
Jung Ryun Park	Director, Temasek International	South Korean
Róbert Wessman	Founder and Executive Chairman of Alvotech; Chief Executive Officer and Executive Chairman of Alvogen	Icelandic
Arni Hardarson	General Counsel of Alvogen	Icelandic

Except as set forth in this Schedule 13D, to the best knowledge of Celtic Holdings, none of the individuals listed above beneficially owns any Ordinary Shares.

Directors of Alvogen Lux Holdings S.à r.l.

The name and present principal occupation or employment of each director of Alvogen Lux Holdings S.à r.l. are set forth below. The business address for each person listed below is c/o Alvogen Lux Holdings S.à r.l., 5, rue Heienhaff, L-1736 Senningerberg, Luxembourg, Grand-Duchy of Luxembourg. The citizenship of each such person is listed below.

DIRECTORS:

Name	Present Principal Occupation or Employment	Citizenship
Tomas Ekman	Partner, CVC Capital Partners	Swedish
Lars Molinder	Group Head of the Healthcare Sector, Carnegie Investment Bank	Swedish
Jung Ryun Park	Director, Temasek International	South Korean
Andreas Rummelt	Partner, InterPharmaLink	German
Christoffer Sjøqvist	Senior Managing Director, CVC Capital Partners	Danish
Róbert Wessman	Founder and Executive Chairman of Alvotech; Chief Executive Officer and Executive Chairman of Alvogen	Icelandic

Except as set forth in this Schedule 13D, to the best knowledge of Alvogen, none of the individuals listed above beneficially owns any Ordinary Shares.

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